SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                             Amendment No. 11

                Under the Securities Exchange Act of 1934

                          Tyco International Ltd.
                             (Name of Issuer)

                  Common Stock, par value $.50 per share
                      (Title of Class and Securities)

                                 90212-01-0
                  (CUSIP Number of Class of Securities)

                              William Shannon
                             Company Secretary
                   Tyco Investments (Australia) Limited
                              ACN 000 079 078
                                  Suite 1
                           133 Alexander Street
                          Crows Nest, N.S.W. 2065
                                 Australia

                               61-2-965-7255
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                Copy to:

                            Alan C. Myers, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                        New York, New York  10022
                              (212) 735-3000


                            October 13, 1994
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                               SCHEDULE 13D

   CUSIP No.
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Tyco Investments (Australia) Limited (ACN 000 079 078)

   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
                            OO

   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
             New South Wales, Australia

                                   (7)  SOLE VOTING POWER
         NUMBER OF                           1,367,546
          SHARES
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                            0
           EACH
         REPORTING                  (9)  SOLE DISPOSITIVE POWER
          PERSON                             1,367,546
           WITH
                                   (10) SHARED DISPOSITIVE POWER
                                             0

   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,367,546

   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             3.0%

   (14) TYPE OF REPORTING PERSON*
             HC



                    This Amendment No. 11 amends the Statement on
          Schedule 13D dated June 5, 1990, as heretofore amended (the "Schedule 13D"), filed by Tyco Investments (Australia) Limited ("TIAL" or the "Reporting Person"), relating to the common stock, par value $.50 per share (the "Common Stock"), of Tyco International Ltd., a Massachusetts corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                    Item 5. is amended as follows:

                    (a),(c) On October 13, 1994, TIAL distributed 3,179,454 shares of the Common Stock to its ordinary shareholders (other than Lang Corporation Limited
          ("Lang")), preference shareholders and option holders in its Scheme of Arrangement (the "Scheme"). As a result,
          TIAL is the record owner of 1,367,546 shares of Common
          Stock, representing approximately three percent of the 46,341,493 shares of Common Stock outstanding as of September 21, 1994 (as reported in the Issuer's Registration Statement on Form S-4).

                    (e)  On October 13, 1994, TIAL distributed
          3,179,454 shares of Common Stock to its ordinary shareholders (other than Lang), preference shareholders and option holders in the Scheme. As a result of such distribution, on October 13, 1994, TIAL, the owner of approximately three percent of the Common Stock outstanding as of September 21, 1994, no longer beneficially owns more than five percent of the Common Stock and no longer is a Reporting Person.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Tyco Investments
                                           (Australia) Limited

          Dated: October 19, 1994  By:/s/ William Shannon
                                           Name:  William Shannon
                                           Title: Company Secretary